Exhibit(a)(1)(xxi)

Contact:	Stephen C. Vaughan
Vice President and
Chief Financial Officer
(405) 225-4800

SONIC TO BROADCAST YEAR-END 2006

CONFERENCE CALL LIVE ON THE INTERNET

Solid Sales Momentum Continues In September

OKLAHOMA CITY (October 1, 2006) – Sonic Corp. (NASDAQ:SONC), the nation’s largest chain of drive-in restaurants, today announced that it will provide an online Web simulcast of its year-end fiscal 2006 earnings release conference call on Tuesday, October 17, 2006. During that call, management will comment on Sonic’s financial and operational results for the fourth quarter and fiscal year ended August 31, 2006, which will be released following the market’s close on October 16, 2006, and review the company’s earnings outlook for the first quarter of fiscal 2007.

The live broadcast of Sonic’s conference call will begin at 10:00 a.m. Eastern Time on October 17, 2006. An online replay will be available approximately two hours following the conclusion of the live broadcast and will continue through November 17, 2006. Links to these events may be found at the investor section of the company’s website, www.sonicdrivein.com.

Separately, Sonic reported that its solid sales momentum seen over the last three years continued during the month of September. Estimated growth in system-wide same-store sales was within Sonic’s target range of a 2%-to-4% increase for fiscal year 2007.

Sonic, America’s Drive-In, originally started as a hamburger and root beer stand in 1953 in Shawnee, Okla., called Top Hat Drive-In, and then changed its name to Sonic in 1959. The first drive-in to adopt the Sonic name is still serving customers in Stillwater, Okla. Sonic has approximately 3,200 drive-ins coast to coast and in Mexico. More than a million customers eat at Sonic every day. For more information about Sonic Corp. and its subsidiaries, visit Sonic at www.sonicdrivein.com.

-END-